UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K (including exhibits hereto) is hereby incorporated by reference into: Form F-3 Registration Statements File No. 333-225467, Form S-8 Registration Statements File Nos. 333-212417 and 333-187976 and the Offering Memorandum dated June 11, 2018, relating to the offer and sale of the company’s 4.50% convertible notes due 2025.

Common Shares Offering

On June 11, 2018, Intelsat S.A. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC (the “Underwriters”) relating to the offer and sale of an aggregate of 13,477,089 common shares of the Company, nominal value $0.01 per share (the “common shares”), plus an additional 2,021,563 common shares pursuant to an option granted to the Underwriters, at a public offering price of $14.84 per common share (the “offering”). On June 12, 2018, the Underwriters exercised their option to purchase the additional 2,021,563 common shares. The offering is being completed on June 14, 2018 and the Company expects the aggregate gross proceeds from the offering to be approximately $229,999,996.

The foregoing is a summary description of certain terms of the Underwriting Agreement and is qualified in its entirety by the text of the Underwriting Agreement attached as Exhibit 1.1 to this Report on Form 6-K and incorporated herein by reference.

The offer and sale of all shares offered in the offering is under a prospectus supplement and related prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to a shelf registration statement on Form F-3 (File No. 333-225467) filed with the Commission on June 6, 2018.

The Company currently expects to use the net proceeds of the offering and of a concurrent private placement of convertible senior notes to purchase 7.75% Senior Notes due 2021 of its indirect subsidiary Intelsat (Luxembourg) S.A. (“2021 Lux Notes”) in privately negotiated transactions with individual holders. The Company has entered into transactions with respect to a substantial majority of such expected purchases, contingent upon consummation of the offering and the concurrent convertible senior notes offering. The prices of such transactions have been at a discount to par. If the Company is unable to purchase a sufficient amount of 2021 Lux Notes at prices which are acceptable to the Company, it may seek to utilize the remaining net proceeds of the offering and the concurrent convertible senior notes offering for other general corporate purposes, which may include purchases of other tranches of debt of the Company’s subsidiaries.

Press Release

On June 11, 2018, the Company issued a press release announcing that the Company had priced the offering of common shares and concurrent offering of convertible senior notes. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

(d) Exhibits.

Exhibit Number	Description

1.1	Underwriting Agreement, dated June 11, 2018, by and among the Company, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC

5.1	Opinion of Elvinger Hoss Prussen, société anonyme (Luxembourg law), dated June 11, 2018 regarding the legality of common shares offered

23.1	Consent of Elvinger Hoss Prussen, société anonyme (included in Exhibit 5.1)

99.1	Press Release, dated June 11, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 14, 2018	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary